Cenveo Corporation
One Canterbury Green
201 Broad Street
Stamford, CT  06901

March 10, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Cenveo Corporation et al.
Registration Statement on Form S-4

Dear Sir:

Please take this letter as the request of Cenveo Corporation to withdraw its Registration Statement  on Form S-4 (file no. 333-165262) and of each of the co-registrants set forth on Annex A hereto to withdraw that Registration Statement (having the respective file number set forth beside its name).

This request is being made in light of an EDGAR filing error and will be followed by the immediate refiling of the identical Registration Statement.  No securities were sold as a result of the Registration Statement.

Sincerely,

Cenveo Corporation, and each of the
entities listed on Annex A

/s/ Timothy M. Davis
Timothy M. Davis
General Counsel

ANNEX A

Table of Co-Registrants and Registration Numbers

	Name of Registrant	Registration Number
1.	Cenveo, Inc.	333-165279
2.	CNMW Investments, Inc.	333-165307
3.	Cenveo Commercial Ohio, LLC	333-165292
4.	Cenveo Government Printing, Inc.	333-165297
5.	Cenveo Services, LLC	333-165308
6.	Cenveo Resale Ohio, LLC	333-165309
7.	Discount Labels, LLC	333-165310
8.	Cenveo Omemee LLC	333-165311
9.	Colorhouse China, Inc.	333-165312
10.	RX JV Holding, Inc.	333-165313
11.	CRX JV, LLC	333-165314
12.	CRX Holding, Inc.	333-165315
13.	Rx Technology Corp.	333-165316
14.	PC Ink Corp.	333-165317
15.	Printegra Corporation	333-165318
16.	Cadmus Printing Group, Inc.	333-165319
17.	Washburn Graphics, Inc.	333-165320
18.	Cadmus Journal Services, Inc.	333-165321
19.	Cadmus Financial Distribution, Inc.	333-165322
20.	Cadmus Technology Solutions, Inc.	333-165323
21.	Garamond/Pridemark Press, Inc.	333-165324
22.	Cadmus Delaware, Inc.	333-165325
23.	Cadmus UK, Inc.	333-165326
24.	Expert Graphics, Inc.	333-165327
25.	Cadmus Marketing Group, Inc.	333-165328
26.	Cadmus Direct Marketing, Inc.	333-165281
27.	Cadmus Interactive, Inc.	333-165272
28.	Cadmus Marketing, Inc.	333-165278
29.	Cadmus/O’Keefe Marketing, Inc.	333-165280

	Name of Registrant	Registration Number
30.	Old TSI, Inc.	333-165282
31.	Cadmus Investments, LLC	333-165283
32.	Port City Press, Inc.	333-165285
33.	Science Craftsman Incorporated	333-165287
34.	Cadmus International Holdings, Inc.	333-165289
35.	CDMS Management, LLC	333-165290
36.	Vaughan Printers Incorporated	333-165293
37.	VSUB Holding Company	333-165298
38.	Cenveo CEM, LLC	333-165329
39.	Cenveo CEM, Inc.	333-165330
40.	Madison/Graham ColorGraphics, Inc.	333-165331
41.	Madison/Graham ColorGraphics Interstate Services, Inc.	333-165332
42.	Commercial Envelope Manufacturing Co. Inc.	333-165333
43.	Berlin & Jones Co., LLC	333-165334
44.	Heinrich Envelope, LLC	333-165335
45.	Rex Corporation	333-165336
46.	136 Eastport Road, LLC	333-165337
47.	Lightning Labels, LLC	333-165338
48.	Nashua Corporation	333-165343
49.	Nashua International, Inc.	333-165339
50.	Cenveo Alberta Finance LP	333-165340
51.	Cenveo McLaren Morris & Todd Company	333-165341